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                                December 16, 2020

       Thomas Sipp
       Chief Financial Officer
       Sculptor Capital Management, Inc.
       9 West 57th Street
       New York, New York 10019

                                                        Re: Sculptor Capital
Management, Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            File No. 001-33805

       Dear Mr. Sipp:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       3. Recapitalization, page F-22

   1. For each component within the series of transactions involved in the recapitalization (e.g., reallocation of equity,
distribution holiday, liquidity redemption, cash sweep, etc.) and the restructuring of the
2016 Preferred Units into debt securities and 2019 Preferred Units, please expand your
disclosures in future filings to quantify the corresponding adjustments
                                                        (in units and dollars,
as applicable), specify the reporting period, and identify the financial statement line item(s)
impacted in connection with the initial and subsequent accounting treatment.
   2. We note that some of the rights and terms of the RSUs, as well as equity interests and classes of units,
appear to have been modified as a result of the recapitalization. Please provide us with your
accounting analysis explaining how you accounted for these
 Thomas Sipp
FirstName LastNameThomas
Sculptor Capital Management, Sipp
                             Inc.
Comapany16,
December   NameSculptor
              2020       Capital Management, Inc.
December
Page 2    16, 2020 Page 2
FirstName LastName
         modifications in the financial statements, including your consideration as to whether they resulted in incremental compensation expense during any periods presented.
3. Considering the multiple classes of units outstanding, of which some appear to have cumulative participation during the Distribution Holiday, please provide us with your analysis explaining the impact the recapitalization and Distribution Holiday (if any) had on your earnings per share calculation citing the relevant authoritative literature supporting your current presentation.
4.       We note that the Company recognized a $3.2 billion reclassification between
         Accumulated Deficit and Additional Paid-in Capital upon corporate conversion. Please provide us with your accounting analysis supporting the classification, calculation and treatment associated with this transaction along with reference to relevant authoritative literature. As part of your response, provide us with additional considerations as to
         whether this transaction impacted the Company   s tax assets or
liabilities.
Cash Sweep, page F-23

5. We note that in connection with the Cash Sweep, an amount equal to the excess of the
         Free Cash Balance over the minimum Free Cash Balance of $200.0 million will be used to repay the 2018 Term Loan and redeem the 2019 Preferred Unit. Please expand your disclosures in future filings to disclose the definition of "Free Cash Balance" and provide a measure of progress toward the $200 million threshold referenced in your disclosure.
6. As it relates to the payments made under the Cash Sweep, including the excess Free Cash
         Balance to be paid in the fourth quarter of each year, tell us what amounts (if any) are accrued during interim reporting periods. If not, tell us why.
7. We note that as long as the Cash Sweep is in effect, the Sculptor Operating Group may only use funds from a cumulative discretionary one-time basket of up to $50.0 million in the aggregate, or reserve up to $17.0 million in the aggregate
annually (the    Discretionary
         Basket   ), to engage in certain    Restricted Activities   . Please
tell us if you have classified
         this Discretionary Basket as    Restricted Cash    in the financial
statements. If not, tell us
         why.
Distribution Holiday, page F-23

8.       We note that the Distribution Holiday will terminate on the earlier of
(x) 45 days after the
         last day of the first calendar quarter as of which the achievement of $600.0 million of
         Distribution Holiday Economic Income (as defined in the Sculptor Operating
         Partnerships    limited partnership agreements) is realized and (y)
April 1, 2026. Please
         expand your disclosures in future filings to disclose the definition of "Distribution Holiday
         Economic Income" and provide a measure of progress toward the $600 million achievement threshold referenced in your disclosure.
 Thomas Sipp
Sculptor Capital Management, Inc.
December 16, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameThomas Sipp                             Sincerely,
Comapany NameSculptor Capital Management, Inc.
                                                          Division of
Corporation Finance
December 16, 2020 Page 3                                  Office of Finance
FirstName LastName